UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           MARINE PRODUCTS CORPORATION
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             (Exact name of registrant as specified in its charter)

               DELAWARE                                 58-2572419
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)

                 2170 Piedmont Road, NE, Atlanta, Georgia 30324
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                    (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act  (Zip Code)

       Title of each class                        Name of each exchange on which
       to be so registered                        each class is to be registered


Common Stock, Par Value $0.10 per share           New York Stock Exchange
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If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |X|

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |_|

Securities  Act  registration  statement file number to which this form relates:
N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  N/A

                                       N/A
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                                (Title of class)



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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

INTRODUCTION

     The following summary description of Marine Products' common stock is qualified by reference to the provisions of its certificate of incorporation and bylaws.

     The authorized capital stock of Marine Products consists of 74 million shares of Marine Products common stock, par value $.10 per share, and 1 million shares of preferred stock, par value $.10 per share. Marine Products has approximately 39,050,878 million shares of its common stock outstanding, and approximately 6,000 holders of record. Approximately 4,502,724 shares of common stock are reserved for issuance under the Company's stock incentive plans. No shares of preferred stock are outstanding.

COMMON STOCK

     Subject to the rights of stockholders of Marine Products preferred stock, the stockholders of Marine Products common stock:

     o are entitled to dividends if they are declared by our board of directors out of funds legally available therefor;

     o are entitled to one vote per share on all matters brought before them (voting is noncumulative in the election of directors);

     o    have no preemptive or conversion rights;

     o are not subject to, or entitled to the benefits of, any redemption or sinking fund provision; and

     o are entitled upon liquidation to receive the remainder of our assets after the payment of corporate debts and the satisfaction of the liquidation preference of our preferred stock.

PREFERRED STOCK

     Marine Products' board of directors is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it at the time of issuance. Among the specific matters that our board of directors may determine are the rate of dividends, redemption and conversion prices and terms and amounts payable in the event of liquidation and special voting rights. Such rights of the board of directors' to issue preferred stock may be viewed as having an anti-takeover effect.

BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS

     As a public Delaware corporation, Marine Products is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15 percent or more of a corporation's outstanding voting stock) from engaging in a "business combination" with a Delaware corporation for three years following the time such person became an interested stockholder unless:

     o before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

     o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

     o following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS OF MARINE PRODUCTS

General

     A number of provisions of the certificate of incorporation and bylaws deal with matters of corporate governance and the rights of stockholders. Certain of these provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the board of directors, including takeovers which certain stockholders may deem to be in their best interest. These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to stockholders of Marine Products. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of the common stock. The board of directors believes that these provisions are appropriate to protect the interests of Marine Products and all of its stockholders.

Meetings of Stockholders

     The certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by the chairman of the board of directors, the president or a majority of the whole board, unless otherwise required by law. The bylaws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting, unless otherwise provided by law. In addition, the bylaws set forth certain advance notice and informational requirements and time limitations on any director nomination or any new business which a stockholder wishes to propose for consideration at an annual meeting or special meeting of stockholders. Indemnification and Limitation of Liability

     The bylaws provide that directors and officers shall be, and at the discretion of the board of directors, others serving at the request of Marine Products may be, indemnified by Marine Products to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of Marine Products and further requires the advancing of expenses incurred in defending claims. The bylaws also provide that the right of directors and officers to indemnification shall not be exclusive of any other right now possessed or hereafter acquired under any bylaw, agreement, vote of stockholders or otherwise. The certificate contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty. This provision does not alter a director's liability under the federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

Amendment of the Certificate

     The certificate of incorporation provides that an amendment relating to the limitation of liability of directors, amending the certificate of incorporation, changing persons eligible to call special meetings, changing provisions regarding effecting action by stockholders by written consent, removing the staggered and classified board or amending the bylaws must first be approved by a majority of the members of the board of directors and thereafter approved by the affirmative vote of 66.7 percent of the outstanding shares of capital stock, voting together as single class.

Amendment of Bylaws

     The certificate of incorporation provides that Marine Products' bylaws may be adopted, amended or repealed by the board of directors and any bylaws adopted by the directors may be altered, amended or repealed by the directors or by the stockholders. Such action by the board of directors requires the affirmative vote of a majority of the whole board of the directors. Such action by the stockholders requires the affirmative vote of 66.7 percent of the total outstanding shares of capital stock, voting together as a single class.

Transfer Agent

     SunTrust Bank is the transfer agent for Marine Products common stock.

Listing

     In November 2000, Marine Products Corporation filed for listing of its common stock on the American Stock Exchange under the ticker symbol MPX. They were listed on that Exchange and have remained so listed. The Company has applied for listing of its common stock on the New York Stock Exchange. It has filed an application to delist its common stock from the American Stock Exchange.

ITEM 2. EXHIBITS.

     List below all exhibits filed as a part of the registration statement:

 Exhibit
  Number  Description
--------- -----------

     3.1 Marine Products Corporation Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form 10 filed on December 8, 2000).

     3.2  By-laws  of  Marine  Products  Corporation   (incorporated  herein  by
          reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q filed on May 5, 2004).

     3.3 Certificate of Amendment of Certificate of Incorporation (incorporated herein by reference to Exhibit 99.1 to the Registrant's Periodic Report on Form 8-K filed on June 9, 2005).

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

     Date:  June 22, 2005


                                    MARINE PRODUCTS CORPORATION


                                    By:         /s/ Ben M. Palmer
                                                ---------------------------
                                    Print Name: Ben M. Palmer
                                                ---------------------------
                                    Title:      Chief Financial Officer
                                                ---------------------------